UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: April 26, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: April 26, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:                     Immediate                     April 21, 2011
CANADIAN PACIFIC ANNOUNCES FIRST QUARTER 2011 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its first-quarter 2011 results today. Reported net income in the first-quarter was $33.7 million and diluted earnings per share were $0.20. As previously announced, operations were impacted by unusually severe winter weather decreasing shipping volumes and increasing costs.
“We are intensely focused on improving network velocity and service reliability,” said Fred Green, President and Chief Executive Officer. “Demand is strong and we have additional resources coming online to meet our customers’ growth.”
FIRST-QUARTER 2011 RESULTS COMPARED WITH FIRST-QUARTER 2010
•	Total revenues were $1.2 billion, essentially flat

•	Operating expenses were $1.1 billion, an increase of $94.0 million

•	Average fuel price was $3.12 U.S. dollars per U.S. gallon, an increase of 28 per cent

•	Operating income was $109.2 million, a decrease of $97.4 million

•	Net income was $33.7 million, a decrease of $67.3 million

•	Diluted earnings per share were $0.20 per share, a decline of $0.40 per share
“The first quarter was an extremely difficult winter with weather-related outages significantly constraining our capacity and our service to our customers,” added Fred Green. “We remain committed to delivering our two- to four-year target of a low 70’s operating ratio and providing a quality service offering.”
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca

2

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months
	ended March 31
		2010
		Restated
	2011	(see Note 2)

Revenues
Freight	$1,135.2	$1,138.2
Other	28.2	28.6

	1,163.4	1,166.8
Operating expenses
Compensation and benefits	364.5	353.8
Fuel	225.7	181.7
Materials	71.6	64.0
Equipment rents	51.4	49.0
Depreciation and amortization	122.3	121.2
Purchased services and other	218.7	190.5

	1,054.2	960.2

Operating income	109.2	206.6
Less:
Other income and charges	(0.5)	(4.9)
Net interest expense	64.2	66.7

Income before income tax expense	45.5	144.8
Income tax expense (Note 3)	11.8	43.8

Net income	$33.7	$101.0

Earnings per share (Note 4)

Basic earnings per share	$0.20	$0.60

Diluted earnings per share	$0.20	$0.60

Weighted-average number of shares (millions)

Basic	169.3	168.5

Diluted	170.7	169.1

Dividends declared per share	$0.2700	$0.2475
See notes to Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

	March 31	December 31
	2011	2010

Assets
Current assets
Cash and cash equivalents	$310.5	$360.6
Accounts receivable, net	520.2	459.0
Materials and supplies	122.4	114.1
Deferred income taxes	140.9	222.3
Other current assets	60.2	47.8

	1,154.2	1,203.8

Investments	145.5	144.9
Net properties	11,902.6	11,996.8
Goodwill and intangible assets	184.7	189.8
Other assets	136.3	140.6

Total assets	$13,523.3	$13,675.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,029.2	$1,007.8
Long-term debt maturing within one year	279.8	281.7

	1,309.0	1,289.5

Pension and other benefit liabilities	1,069.3	1,115.7
Other long-term liabilities	420.9	468.0
Long-term debt	3,940.9	4,033.2
Deferred income taxes	1,882.5	1,944.8

Total liabilities	8,622.6	8,851.2

Shareholders’ equity
Share capital	1,824.0	1,812.8
Additional paid-in capital	80.2	24.7
Accumulated other comprehensive loss	(2,064.5)	(2,085.8)
Retained earnings	5,061.0	5,073.0

	4,900.7	4,824.7

Total liabilities and shareholders’ equity	$13,523.3	$13,675.9

Commitments and contingencies (Note 8)
See notes to Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months
	ended March 31
		2010
		Restated
	2011	(see Note 2)

Operating activities
Net income	$33.7	$101.0
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	122.3	121.2
Deferred income taxes	7.9	41.5
Pension funding in excess of expense (Note 7)	(11.5)	(9.3)
Other operating activities, net	2.4	11.9
Change in non-cash working capital balances related to operations	(19.8)	(82.0)

Net cash provided by operating activities	135.0	184.3

Investing activities
Additions to properties	(133.2)	(90.8)
Proceeds from the sale of properties and other assets	5.6	9.0

Net cash used in investing activities	(127.6)	(81.8)

Financing activities
Dividends paid	(45.7)	(41.7)
Issuance of CP Common Shares	9.1	3.0
Repayment of long-term debt	(12.4)	(9.1)

Net cash used in financing activities	(49.0)	(47.8)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.5)	(10.0)

Cash position
(Decrease) increase in cash and cash equivalents	(50.1)	44.7
Cash and cash equivalents at beginning of period	360.6	679.1

Cash and cash equivalents at end of period	$310.5	$723.8

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(0.1)	$1.9

Interest paid	$49.1	$45.1

See notes to Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

	Common			Accumulated
	shares		Additional	other
	(in	Share	paid-in	comprehensive	Retained	Total shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2011	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7
Net income	—	—	—	—	33.7	33.7
Other comprehensive income	—	—	—	21.3	—	21.3

Comprehensive income	—	—	—	21.3	33.7	55.0

Dividends declared	—	—	—	—	(45.7)	(45.7)
Effect of stock-based compensation expense	—	—	5.3	—	—	5.3
Change to stock-based compensation awards (Note 6)	—	—	51.9	—	—	51.9
Shares issued under stock option plans	0.2	11.2	(1.7)	—	—	9.5

Balance at March 31, 2011	169.4	$1,824.0	$80.2	$(2,064.5)	$5,061.0	$4,900.7

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended March 31, 2010	$10.6	$101.0	$111.6

See notes to Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2010 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement and disclosure

In January 2010, the Financial Accounting Standards Board amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Rail grinding

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income tax liability by $26.3 million, and shareholders’ equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

For the three
months ended
(in millions of Canadian dollars, except per share data)	March 31, 2010
Changes to the Consolidated Statement of Income and Comprehensive Income (Loss)
Depreciation and amortization	$(3.8)
Compensation and benefits	0.3
Materials	0.1
Purchased services and other	1.8

Total operating expenses	(1.6)

Income tax expense	0.4

Net income	$1.2

Basic earnings per share	$0.01
Diluted earnings per share	$0.01

Other comprehensive income (loss)	0.5

Comprehensive income (loss)	$1.7

Changes to the Consolidated Statement of Cash Flows
Net cash provided by operating activities (decrease)	$(2.2)
Net cash used in investing activities (decrease)	$(2.2)

7

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
2	Accounting changes (continued)

As at
March 31, 2010
Changes to the Consolidated Balance Sheet
Net properties	$(86.5)
Deferred income tax liability	(25.5)
Accumulated other comprehensive loss (income)	2.1
Retained earnings	(63.1)
3	Income taxes

	For the three months
	ended March 31
		2010
		Restated
(in millions of Canadian dollars)	2011	(see Note 2)

Current income tax expense	$3.9	$2.3
Deferred income tax expense	7.9	41.5

Income tax expense	$11.8	$43.8

4	Earnings per share

At March 31, 2011, the number of shares outstanding was 169.4 million (March 31, 2010 — 168.6 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2011	2010

Weighted average shares outstanding	169.3	168.5
Dilutive effect of stock options	1.4	0.6

Weighted average diluted shares outstanding	170.7	169.1

For the three months ended March 31, 2011, 888,542 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2010 — 2,529,642).

8

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments
A.	Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below.

Gain/loss in fair value of long-term floating rate notes

At March 31, 2011, and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $117.0 million, and carrying values of $71.3 million and $69.5 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

At March 31, 2011 the Company held long-term floating rate notes with settlement value, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion and other minor changes in assumptions have resulted in a gain of $1.8 million in the three months ended March 31, 2011 (three months ended March 31, 2010 — gain of $2.5 million) which was reported in “Other income and charges”. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at March 31, 2011 and December 31, 2010, respectively, are:

	March 31, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	7.4%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/2 to 6 years	Approximately 6 years
Credit losses	MAV 2 eligible asset notes: nil to 100%	MAV 2 eligible asset notes: 1% to 100%
	MAV 3 Class 9 TA Tracking notes: nil	MAV 3 Class 9 TA Tracking notes: 1%

9

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $71.3 million at March 31, 2011 (December 31, 2010 — $69.5 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	2011		2010
	Original	Estimated	Original	Estimated
(in millions of Canadian dollars)	cost	fair value	cost	fair value

As at January 1	$117.0	$69.5	$129.1	$69.3
Redemption of notes	—	—	(0.1)	—
Accretion	—	1.4	—	1.5
Change in market assumptions	—	0.4	—	1.0

As at March 31	$117.0	$71.3	$129.0	$71.8

B. Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

10

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign exchange forward contracts

At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101.4 million of its 5.75% Notes due in May 2013 and US$125.0 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During the three months ended March 31, 2011, the Company recorded an unrealized foreign exchange loss on long-term debt of $4.0 million in “Other income and charges” and $0.3 million in “Other comprehensive income” in relation to these derivatives. During this period the underlying debt which these derivatives are designated to hedge benefited largely from an equal and offsetting unrealized FX gain on long-term debt also recorded in “Other income and charges”. At March 31, 2011, the unrealized loss derived from these FX forwards was $5.9 million (December 31, 2010 — $1.6 million) which was included in “Other long-term liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” of $1.4 million (December 31, 2010 — $1.1 million), and “Retained earnings” of $4.5 million (December 31, 2010 — $0.5 million), on the Consolidated Balance Sheet.

At March 31, 2010, the Company had FX forward contracts of US$70 million to fix the exchange rate on its 6.25% Notes due in October 2011. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. During the three months ended March 31, 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $1.9 million in “Other income and charges”. At March 31, 2010, the unrealized loss derived from these FX forwards was $1.7 million which was included in “Other long-term liabilities”. This derivative was subsequently unwound during the three months ended June 30, 2010, for total proceeds of $0.2 million.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.

Interest rate swaps

During the three months ended March 31, 2011, the Company amortized $1.6 million (three months ended March 31, 2010 — $1.1 million) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in the three months ended September 30, 2010 and three months ended June 30, 2009. The gains were deferred as a fair value adjustment to the underlying debts that were hedged and will be amortized to “Net interest expense” until such time the debts are repaid through May 2013.

At March 31, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

11

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

Treasury rate locks

At March 31, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.2 million (December 31, 2010 — $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax, and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Net interest expense” and “Other comprehensive income” of $0.1 million for the three months ended March 31, 2011 (three months ended March 31, 2010 — $0.1 million).

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). As the share price appreciates, these instruments create increased compensation expense.

The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. CP has reduced the size of the TRS program to reflect the cancellation of SARs in Canada (see Note 6).

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net loss on these swaps of $0.7 million for the three months ended March 31, 2011, which was inclusive of both realized gains and unrealized losses (three months ended March 31, 2010 — unrealized gain of $0.8 million). During the three months ended March 31, 2011, CP unwound a portion of the program for total proceeds of $0.3 million. At March 31, 2011, the unrealized loss on the remaining TRS of $7.0 million (December 31, 2010 — $6.0 million) was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheet.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

At March 31, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.2 million US gallons during the period April 2011 to March 2012 at an average price of US$2.56 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At March 31, 2011, the unrealized gain on these futures contracts was $7.9 million (December 31,

12

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

2010 — $4.1 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet.

The impact of settled commodity swaps decreased “Fuel” expense for the three months ended March 31, 2011, by $3.4 million (three months ended March 31, 2010 — $0.9 million) as a result of realized gains on diesel swaps.

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2011 and 2010:

(in millions of Canadian dollars)				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended March 31		ended March 31
		2011	2010	2011	2010

Derivatives designated as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$3.4	$0.9	$3.8	$0.3
Interest rate swap	Net interest expense	1.6	1.1
Treasury rate locks	Net interest expense	0.1	0.1	(0.1)	(0.1)
FX forward contracts	Other income and charges	(4.0)	—	(0.3)	—

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(0.7)	0.8
FX forward contracts	Other income and charges	—	(1.9)

		$0.4	$1.0	$3.4	$0.2

At March 31, 2011, the Company expected that, during the next 12 months, $7.9 million of unrealized holding gains on diesel future contracts will be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2011 and 2010:

(in millions of Canadian dollars)				Effective portion
	Location of ineffective	Ineffective portion		recognized in other
	portion recognized in	recognized in income		comprehensive
	income	gain/(loss)		income gain/(loss)
		For the three months		For the three months
		ended March 31		ended March 31
		2011	2010	2011	2010

FX on long-term debt within net investment hedge	Other income and charges	$—	$2.0	$74.3	$50.2

13

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
6	Stock-based compensation

At March 31, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2011 of $11.9 million (three months ended March 31, 2010 — expense of $17.9 million).

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Regular options

In the first three months of 2011, under CP’s stock option plans, the Company issued 628,900 regular options at the weighted average price of $65.06 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $12.2 million. The weighted average fair value assumptions were approximately:

For the three months
ended March 31
2011
Grant price	$65.06
Expected life (years) (1)	6.30
Risk-free interest rate (2)	2.79%
Expected stock price volatility (3)	31.48%
Expected annual dividends per share (4)	$1.08
Expected forfeiture rate (5)	0.7%
Weighted average fair value of regular options granted during the period	$19.46

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend divided by the current stock price. The Company does not employ different dividend yields throughout the year.

(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.
Performance share unit (“PSU”) plan

In the first three months of 2011, the Company issued 268,230 PSUs with a grant date fair value of $15.7 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

14

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
7	Pensions and other benefits

In the three months ended March 31, 2011, the Company made contributions of $23.0 million (2010 — $18.7 million) to its defined benefit pension plans.

At March 31, the elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

		For the three months
		ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$26.1	$21.6	$4.1	$3.9
Interest cost on benefit obligation	114.9	116.1	6.4	7.0
Expected return on fund assets	(168.3)	(149.6)	(0.2)	(0.2)
Recognized net actuarial loss	35.6	17.8	1.2	1.3
Amortization of prior service costs	3.2	3.3	(0.3)	(0.4)

Net periodic benefit cost	$11.5	$9.2	$11.2	$11.6

8	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2011, the Company had committed to total future capital expenditures amounting to $375.8 million and operating expenditures amounting to $1,419.5 million for the years 2011-2028.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2011 was $104.6 million (December 31, 2010 — $107.4 million). Payments are expected to be made over 10 years to 2021.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-

15

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
8	Commitments and contingencies (continued)

term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three months ended March 31, 2011 was $0.7 million (three months ended March 31, 2010 — $1.6 million).

The DM&E was purchased for $1.5 billion resulting in goodwill of $142.9 million (US$147.4 million) as at March 31, 2011. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price. Certain intangible assets acquired are subject to amortization.

16

Summary of Rail Data

	First Quarter
	2011	2010(1)	Fav/(Unfav)%
Financial (millions, except per share data)

Revenues
Freight revenue	$1,135.2	$1,138.2	$(3.0)	(0.3)
Other revenue	28.2	28.6	(0.4)	(1.4)

	1,163.4	1,166.8	(3.4)	(0.3)

Operating expenses
Compensation and benefits	364.5	353.8	(10.7)	(3.0)
Fuel	225.7	181.7	(44.0)	(24.2)
Materials	71.6	64.0	(7.6)	(11.9)
Equipment rents	51.4	49.0	(2.4)	(4.9)
Depreciation and amortization	122.3	121.2	(1.1)	(0.9)
Purchased services and other	218.7	190.5	(28.2)	(14.8)

	1,054.2	960.2	(94.0)	(9.8)

Operating income	109.2	206.6	(97.4)	(47.1)

Less:
Other income and charges	(0.5)	(4.9)	(4.4)	(89.8)
Net interest expense	64.2	66.7	2.5	3.7

Income before income tax expense	45.5	144.8	(99.3)	(68.6)
Income tax expense	11.8	43.8	32.0	73.1

Net income	$33.7	$101.0	$(67.3)	(66.6)

Operating ratio (%)	90.6	82.3	(8.3)	(830	) bps

Basic earnings per share	$0.20	$0.60	$(0.40)	(66.7)

Diluted earnings per share	$0.20	$0.60	$(0.40)	(66.7)

Shares Outstanding
Weighted average number of shares outstanding (millions)	169.3	168.5	0.8	0.5
Weighted average number of diluted shares outstanding (millions)	170.7	169.1	1.6	0.9

Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	1.01	0.96	(0.05)	(5.2)
Average foreign exchange rate (Canadian$/US$)	0.99	1.04	(0.05)	(4.8)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

17

Summary of Rail Data (Page 2)

	First Quarter
	2011	2010	Fav/(Unfav)%
Commodity Data

Freight Revenues (millions)
- Grain	$232.0	$271.3	$(39.3)	(14.5)
- Coal	105.9	110.5	(4.6)	(4.2)
- Sulphur and fertilizers	129.0	117.8	11.2	9.5
- Forest products	45.5	43.2	2.3	5.3
- Industrial and consumer products	231.0	205.5	25.5	12.4
- Automotive	80.0	77.6	2.4	3.1
- Intermodal	311.8	312.3	(0.5)	(0.2)

Total Freight Revenues	$1,135.2	$1,138.2	$(3.0)	(0.3)

Millions of Revenue Ton-Miles (RTM)
- Grain	7,260	8,636	(1,376)	(15.9)
- Coal	3,970	4,308	(338)	(7.8)
- Sulphur and fertilizers	4,869	4,392	477	10.9
- Forest products(1)	1,292	1,231	61	5.0
- Industrial and consumer products(1)	5,962	5,034	928	18.4
- Automotive	523	545	(22)	(4.0)
- Intermodal	5,808	6,057	(249)	(4.1)

Total RTMs	29,684	30,203	(519)	(1.7)

Freight Revenue per RTM (cents)
- Grain	3.20	3.14	0.06	1.9
- Coal	2.67	2.56	0.11	4.3
- Sulphur and fertilizers	2.65	2.68	(0.03)	(1.1)
- Forest products(1)	3.52	3.51	0.01	0.3
- Industrial and consumer products(1)	3.87	4.08	(0.21)	(5.1)
- Automotive	15.30	14.24	1.06	7.4
- Intermodal	5.37	5.16	0.21	4.1
Total Freight Revenue per RTM	3.82	3.77	0.05	1.3

Carloads (thousands)
- Grain	99.4	113.2	(13.8)	(12.2)
- Coal	60.3	76.0	(15.7)	(20.7)
- Sulphur and fertilizers	48.5	44.3	4.2	9.5
- Forest products	18.3	17.6	0.7	4.0
- Industrial and consumer products	100.1	91.8	8.3	9.0
- Automotive	36.3	33.5	2.8	8.4
- Intermodal	243.0	248.6	(5.6)	(2.3)

Total Carloads	605.9	625.0	(19.1)	(3.1)

Freight Revenue per Carload
- Grain	$2,334	$2,397	$(63)	(2.6)
- Coal	1,756	1,454	302	20.8
- Sulphur and fertilizers	2,660	2,659	1	—
- Forest products	2,486	2,455	31	1.3
- Industrial and consumer products	2,308	2,239	69	3.1
- Automotive	2,204	2,316	(112)	(4.8)
- Intermodal	1,283	1,256	27	2.1
Total Freight Revenue per Carload	$1,874	$1,821	$53	2.9

(1)	Certain prior period figures have been updated to reflect new information.

18

Summary of Rail Data (Page 3)

	First Quarter
	2011	2010(1)	Fav/(Unfav)%
Operations Performance
Total operating expenses per gross ton-miles (GTM) (cents)(2)	1.87	1.64	(0.23)	(14.0)
Operating expenses, exclusive of land sales, per GTM (cents)(2) (3)	1.87	1.64	(0.23)	(14.0)
Freight gross ton-miles (millions)	56,235	58,524	(2,289)	(3.9)
Train miles (000)	9,245	9,557	(312)	(3.3)
Average number of active employees — Total	14,915	14,431	(484)	(3.4)
Average number of active employees — Expense	14,009	13,824	(185)	(1.3)
Number of employees at end of period — Total	15,143	14,530	(613)	(4.2)
Number of employees at end of period — Expense	13,969	13,840	(129)	(0.9)
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight & yard	1.31	1.23	(0.08)	(6.5)
U.S. gallons of locomotive fuel consumed — total (millions)(4)	73.1	71.5	(1.6)	(2.2)
Average fuel price (U.S. dollars per U.S. gallon)	3.12	2.44	(0.68)	(27.9)

Fluidity Data
Average terminal dwell — AAR definition (hours)	23.7	24.1	0.4	1.7
Average train speed — AAR definition (mph)	19.8	22.9	(3.1)	(13.5)
Car miles per car day(5)	137.9	148.6	(10.7)	(7.2)
Average daily active cars on-line (000)(5)	55.1	53.6	(1.5)	(2.8)
Average daily active road locomotives on-line	1,062	978	(84)	(8.6)

Safety
FRA personal injuries per 200,000 employee-hours	1.73	1.98	0.25	12.6
FRA train accidents per million train-miles	2.26	1.44	(0.82)	(56.9)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(3)	Operating expenses, exclusive of land sales, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net (loss)/gain on land sales of $(0.2) million and $2.4 million for the three months ended March 31, 2011 and 2010 respectively.

(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(5)	Incorporates a new reporting methodology which excludes cars already placed at a customer location waiting for loading or unloading or cars that cannot be placed at a customer location due to shipper or receiver issues.

19

1. BUSINESS PROFILE	1
2. STRATEGY	1
3. FORWARD-LOOKING INFORMATION	2
4. ADDITIONAL INFORMATION	2
5. FINANCIAL HIGHLIGHTS	3
6. OPERATING RESULTS	3
7. LINES OF BUSINESS	4
8. PERFORMANCE INDICATORS	8
9. OPERATING EXPENSES	9
10. OTHER INCOME STATEMENT ITEMS	10
11. QUARTERLY FINANCIAL DATA	11
12. CHANGES IN ACCOUNTING POLICY	12
13. LIQUIDITY AND CAPITAL RESOURCES	13
14. NON-GAAP MEASURES	14
15. BALANCE SHEET	15
16. FINANCIAL INSTRUMENTS	16
17. OFF-BALANCE SHEET ARRANGEMENTS	17
18. CONTRACTUAL COMMITMENTS	18
19. FUTURE TRENDS AND COMMITMENTS	18
20. BUSINESS RISKS	20
21. CRITICAL ACCOUNTING ESTIMATES	25
22. SYSTEMS, PROCEDURES AND CONTROLS	28
23. GLOSSARY OF TERMS	29
This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three months ended March 31, 2011 prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A.
April 21, 2011
In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the first quarter of 2011 are against the results for the first quarter of 2010.
     1. BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 14,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
     2. STRATEGY
Our vision is to be the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;
•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

     3. FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A.
2011 Financial Assumptions
Financial assumptions are unchanged from information previously provided in CP’s 2010 MD&A. Assumptions for 2011 include capital expenditures estimated to range from $950 million to $1.05 billion. CP expects its tax rate to be in the 24% to 26% range. The 2011 pension contributions are currently estimated to be between $100 million and $125 million (discussed further in the Section 19, Future Trends and Commitments). Undue reliance should not be placed on these assumptions and other forward-looking information.
     4. ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
Canadian Pacific • 2011 MD&A • Q1

     5. FINANCIAL HIGHLIGHTS

For the three months ended March 31
(in millions, except percentages and per-share data)	2011	2010(1)

Revenues	$1,163.4	$1,166.8
Operating income	109.2	206.6
Net income	33.7	101.0

Basic earnings per share	0.20	0.60
Diluted earnings per share	0.20	0.60
Dividends declared per share	0.2700	0.2475

Free cash(2)	(46.8)	50.8
Total assets at March 31	13,523.3	14,087.8
Total long-term financial liabilities at March 31(3)	4,070.4	4,180.8
Operating ratio	90.6%	82.3%

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12, Changes in Accounting Policy).

(2)	This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is described in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP increase in cash and cash equivalents in Section 13, Liquidity and Capital Resources.

(3)	Excludes deferred income taxes: $1,882.5 million and $1,843.5 million; and other non-financial deferred liabilities of $1,360.7 million and $1,737.5 million at March 31, 2011 and 2010 respectively.
     6. OPERATING RESULTS
Income
Operating income in the first quarter of 2011 was $109.2 million, a decrease of $97.4 million, or 47.1%, from $206.6 million in 2010. The decrease was primarily due to the impacts of unusually difficult winter weather across the entire rail supply chain combined with a rapid increase in fuel prices and the inherent lag in the fuel cost recovery program.
Net income for the three months ended March 31, 2011 was $33.7 million, a decrease of $67.3 million, or 66.6%, from $101.0 million in 2010. Net income decreased primarily due lower operating income.
Diluted Earnings per Share
Diluted EPS was $0.20 in the first quarter of 2011, a decrease of $0.40, or 66.7% from $0.60 in 2010. This decrease reflected the decrease in net income.
Operating Ratio
The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Our operating ratio was 90.6% in the first quarter of 2011, compared with 82.3% in 2010. This increase was primarily due to weather related costs and inefficiencies and higher fuel costs.
Impact of Foreign Exchange on Earnings
Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.
The Canadian dollar strengthened against the U.S. dollar by approximately 5% on average during the first quarter of 2011, compared with the same period in 2010. The average FX rate for converting U.S. dollars to Canadian dollars decreased to $0.99 in the first-quarter 2011 from $1.04 in first-quarter 2010.
Canadian Pacific • 2011 MD&A • Q1

     7. LINES OF BUSINESS

Volumes
For the three months ended March 31	2011	2010	% Change

Carloads (in thousands)
Grain	99.4	113.2	(12.2)
Coal	60.3	76.0	(20.7)
Sulphur and fertilizers	48.5	44.3	9.5
Forest products	18.3	17.6	4.0
Industrial and consumer products	100.1	91.8	9.0
Automotive	36.3	33.5	8.4
Intermodal	243.0	248.6	(2.3)

Total carloads	605.9	625.0	(3.1)

Revenue ton-miles (in millions)
Grain	7,260	8,636	(15.9)
Coal	3,970	4,308	(7.8)
Sulphur and fertilizers	4,869	4,392	10.9
Forest products	1,292	1,231	5.0
Industrial and consumer products	5,962	5,034	18.4
Automotive	523	545	(4.0)
Intermodal	5,808	6,057	(4.1)

Total revenue ton-miles	29,684	30,203	(1.7)

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the first quarter of 2011, as measured by total carloads, decreased by approximately 19,100 units, or 3.1% compared to 2010. The decreases in carloads in the first quarter of 2011 were the result of unusually difficult operating conditions due to extreme winter weather and other related supply chain issues resulting in reduced capacity and lower volumes of export grain, intermodal traffic and export coal. In addition, CP chose not to renew certain short haul U.S. coal volumes.
Revenue ton miles (“RTMs”) decreased by approximately 0.5 billion, or 1.7%, compared to 2010. The decreases in RTMs in the first quarter of 2011 were the result of unusually difficult winter weather and other related supply chain issues resulting in lower volumes of export grain, intermodal traffic and export coal. In addition, there was a change in the automotive traffic mix due to higher volumes of shorter haul traffic, resulting in increased automotive carloads, but reducing overall RTMs.
These decreases in carloads and RTMs were partially offset by increased volumes of industrial and consumer products, higher shipments of export potash and increased carload volumes for automotive traffic.
Canadian Pacific • 2011 MD&A • Q1

Revenues
For the three months ended March 31
(in millions)	2011	2010	% Change

Freight revenues
Grain	$232.0	$271.3	(14.5)
Coal	105.9	110.5	(4.2)
Sulphur and fertilizers	129.0	117.8	9.5
Forest products	45.5	43.2	5.3
Industrial and consumer products	231.0	205.5	12.4
Automotive	80.0	77.6	3.1
Intermodal	311.8	312.3	(0.2)

Total freight revenues	1,135.2	1,138.2	(0.3)
Other revenue	28.2	28.6	(1.4)

Total revenues	$1,163.4	$1,166.8	(0.3)

CP’s revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.
Freight Revenues
Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,135.2 million in the first quarter of 2011, a decrease of $3.0 million, or 0.3% from $1,138.2 million in 2010. This decrease was driven primarily by lower traffic volumes and the unfavourable impact of the change in FX on U.S. dollar-denominated revenue. This decrease was partially offset by an increase in fuel cost recovery revenues due to fuel price increases, higher freight rates and an overall increase in the average length of haul.
Fuel Cost Recovery Programs
A change in fuel prices may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. CP has continued to modify its fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure. In the first quarter of 2011 there was a sharp rise in fuel prices and although the fuel recovery program is responsive to changes in fuel prices, there is an inherent time lag that impacts results in periods of rapidly rising fuel prices.
Grain
Grain revenues for the first quarter of 2011 were $232.0 million, a decrease of $39.3 million, or 14.5%, from $271.3 million in 2010. This decrease was primarily due to unusually difficult winter weather and other related supply chain issues lowering Canadian grain shipments and CP’s market share and the unfavourable impact of the change in FX. This decrease was partially offset by higher fuel cost recovery revenues due to the change in fuel prices, and increased freight rates.
Coal
Coal revenues for the first quarter of 2011 were $105.9 million, a decrease of $4.6 million, or 4.2%, from $110.5 million in 2010. This decrease was due to CP choosing to maintain pricing discipline which resulted in lower short haul U.S. thermal coal volumes and slightly lower export coal shipments due to unusually difficult winter weather and other related supply chain issues.
This decrease was partially offset by:
•	higher fuel cost recovery revenues due to the change in fuel prices;

•	higher freight rates; and

•	increased length of haul.
Canadian Pacific • 2011 MD&A • Q1

Sulphur and Fertilizers
Sulphur and fertilizers revenues for the first quarter of 2011 were $129.0 million, an increase of $11.2 million, or 9.5%, from $117.8 million in 2010. Sulphur and fertilizers revenues increased primarily due to:
•	higher export potash shipments as volumes begin to return to pre-recession levels;

•	higher domestic potash shipments due to increased overall demand and rising commodity prices;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.
This increase was partially offset by the lower shipments of sulphur, the unfavourable impact of the change in FX and unusually difficult winter weather and other related supply chain issues.
Forest Products
Forest products revenues for the first quarter of 2011 were $45.5 million, an increase of $2.3 million, or 5.3%, from $43.2 million in 2010. The increase was primarily due to:
•	higher overall shipments of lumber, panel and pulp and paper products due to the re-opening of a mill on our lines;

•	higher fuel cost recovery revenues due to the change in fuel price;

•	increased freight rates; and

•	extended length of haul.
The increase was partially offset by the unfavourable impact of the change in FX and unusually difficult winter weather.
Industrial and Consumer Products
Industrial and consumer products revenues for the first quarter of 2011 were $231.0 million, an increase of $25.5 million, or 12.4%, from $205.5 million in 2010. The increase was primarily due to:
•	increased shipments of longer haul energy related products, including shipments from the Bakken oil formation and ethanol shipments, higher volumes of minerals, metals and aggregates driven by strong market demand;

•	higher fuel cost recovery revenues due to the change in fuel price; and

•	increased freight rates.
This increase was partially offset by the unfavourable impact of the change in FX and unusually difficult winter weather and other related supply chain issues.
Automotive
Automotive revenues for the first quarter of 2011 were $80.0 million, an increase of $2.4 million, or 3.1%, from $77.6 million in 2010. The increase was primarily due to:
•	increased North American auto sales and higher overall auto production;

•	higher fuel cost recovery revenues due to the increase in fuel price; and

•	increased freight rates.
This increase was partially offset by the unfavourable impact of the change in FX and unusually difficult winter weather and a change in the automotive traffic mix.
Intermodal
Intermodal revenues for the first quarter of 2011 were $311.8 million, a decrease of $0.5 million, or 0.2%, from $312.3 million in 2010. This decrease was primarily due to:
•	the impacts of weather on our service reliability and capacity;

•	lower overall import/export volumes and lower CP market share through the Port Metro Vancouver; and

•	lower domestic intermodal and lower CP market share on container shipments.
This decrease was partially offset by increased freight rates and higher fuel cost recovery revenues due to the increase in fuel price.
Other Revenues
Other revenues for the first quarter of 2011 were $28.2 million, a decrease of $0.4 million, or 1.4% from $28.6 million in 2010. The decrease in other revenues in first-quarter 2011 was primarily due to lower passenger revenues due to CP choosing not to renew a contract and the unfavourable impact of the change in FX.
Canadian Pacific • 2011 MD&A • Q1

Freight Revenue per Carload
For the three months ended March 31
(dollars)	2011	2010	% Change

Freight revenue per carload
Grain	$2,334	$2,397	(2.6)
Coal	1,756	1,454	20.8
Sulphur and fertilizers	2,660	2,659	—
Forest products	2,486	2,455	1.3
Industrial and consumer products	2,308	2,239	3.1
Automotive	2,204	2,316	(4.8)
Intermodal	1,283	1,256	2.1

Total freight revenue per carload	$1,874	$1,821	2.9

Total freight revenue per carload in the first quarter of 2011 increased by 2.9% due to an increase in fuel cost recovery revenues and increased freight rates, partially offset by the unfavourable impact of the change in FX.

Freight Revenue per Revenue Ton-mile
For the three months ended March 31
(cents)	2011	2010	% Change

Freight revenue per revenue ton-mile
Grain	$3.20	$3.14	1.9
Coal	2.67	2.56	4.3
Sulphur and fertilizers	2.65	2.68	(1.1)
Forest products	3.52	3.51	0.3
Industrial and consumer products	3.87	4.08	(5.1)
Automotive	15.30	14.24	7.4
Intermodal	5.37	5.16	4.1

Total freight revenue per revenue ton-mile	$3.82	$3.77	1.3

Freight revenue per RTM in the first quarter of 2011 increased by 1.3% compared to the same period in 2010. The increase was due to the choice to maintain pricing discipline which resulted in lower short haul U.S. thermal coal volumes, the increase in fuel cost recovery revenues and increases in freight rates. In addition, there was a change in the automotive traffic mix due to higher volumes of shorter haul traffic.
The increase was partially offset by the unfavourable impact of the change in FX and the decrease in industrial and consumer products due to longer haul shipments from the Bakken oil formation and of ethanol shipments to the north eastern U.S.
Canadian Pacific • 2011 MD&A • Q1

     8. PERFORMANCE INDICATORS

For the three months ended March 31	2011	2010	% Change

Efficiency and other indicators
Gross ton-miles (“GTMs”) of freight (millions)	56,235	58,524	(3.9)
Train miles (thousands)	9,245	9,557	(3.3)
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.31	1.23	6.5
Average number of active employees — expense	14,009	13,824	1.3
Car miles per car day	137.9	148.6	(7.2)
Average terminal dwell (hours)	23.7	24.1	(1.7)
Average train speed (miles per hour)	19.8	22.9	(13.5)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.73	1.98	(12.6)
FRA train accidents per million train-miles	2.26	1.44	56.9

The indicators listed in this table are key measures of our operating performance. Certain comparative period figures have been updated to reflect new information. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.
Efficiency and Other Indicators
GTMs for the first quarter of 2011 were 56,235 million which decreased by 3.9% compared with 58,524 million in the first quarter of 2010. This decrease was mainly due to the severity, breadth and duration of winter events that prevented fluid operations. Normally GTMs as a reflection of workload drives fluctuations in certain variable costs, such as fuel and train crew costs. Due to the winter operating conditions this quarter, these costs were less variable to GTMs.
Train miles decreased by 3.3% in the first quarter of 2011 compared to 2010. This decrease was mainly due to the winter events that prevented fluid operations.
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 6.5% in first-quarter 2011 compared to 2010. This increase was primarily due to increased consumption resulting from winter conditions and the reactivation of older less fuel efficient locomotives.
The average number of active expense employees for the first quarter of 2011 increased by 185, or 1.3%, compared with the same period in 2010. Average active expense employees were up in the first quarter of 2011 due to increased hiring and training to deal with volume growth projections and attrition. However, we did not get full utility of these resources due to the severity of the winter operating conditions.
Car miles per car day were 137.9 in the first quarter of 2011, a decrease of 7.2% compared to 148.6 in the first quarter of 2010. The decrease was primarily due to the winter events that prevented fluid operations.
Average terminal dwell, the average time a freight car resides in a terminal, decreased by 1.7% in the first quarter of 2011 due to a focus on keeping yard operations fluid to speed the recovery of our operations.
Average train speed decreased by 13.5% in the first quarter of 2011 primarily due to the severity, breadth and duration of winter events that prevented fluid operations.
Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP including DM&E was 1.73 for the first quarter of 2011, compared with 1.98 in the same period of 2010. The FRA train accident rate for CP for the first quarter of 2011 was 2.26 accidents per million train-miles, compared with 1.44 in the same period of 2010.
Canadian Pacific • 2011 MD&A • Q1

     9. OPERATING EXPENSES

For the three months ended March 31
(in millions)	2011	2010(1)	% Change

Operating expenses
Compensation and benefits	$364.5	$353.8	3.0
Fuel	225.7	181.7	24.2
Materials	71.6	64.0	11.9
Equipment rents	51.4	49.0	4.9
Depreciation and amortization	122.3	121.2	0.9
Purchased services and other	218.7	190.5	14.8

Total operating expenses	$1,054.2	$960.2	9.8

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12, Changes in Accounting Policy).
Operating expenses for the first quarter of 2011 were $1,054.2 million an increase of $94.0 million, or 9.8%, from $960.2 million in the same period of 2010.
Operating expenses for the first quarter of 2011 increased primarily due to:
•	unusually difficult winter weather which resulted in all expense items (excluding depreciation and amortization), being impacted;

•	higher fuel expenses as a result of increased prices; and

•	increased IT planning and servicing costs due to our higher capital technology programs.
These increases in operating expenses were partially offset by lower incentive and stock-based compensation and by the favourable impact in the change in FX.
Compensation and Benefits
Compensation and benefits expense was $364.5 million in the first quarter of 2011, an increase of $10.7 million, or 3.0%, from $353.8 million. The increase in expense was generated by increased wages due to overtime related to unusually difficult winter weather, and additional employees brought online to handle anticipated volume increases and increased training expenses for newly hired employees. The increase was partially offset by decreased incentive and stock-based compensation and by the favourable impact in the change in FX.
Fuel
Fuel expense was $225.7 million in the first quarter of 2011, an increase of $44.0 million, or 24.2%, from $181.7 million. This increase was primarily due to higher fuel prices and increased consumption, partially offset by the favourable impact of the change in FX, hedging and lower volumes.
Materials
Materials expense was $71.6 million in first-quarter 2011, an increase of $7.6 million, or 11.9%, from $64.0 million. The increase was primarily due to additional locomotives being brought into service in response to anticipated demand and as a result of the adverse winter weather conditions. In addition, extreme cold temperatures resulted in higher locomotive failures and increased servicing of freight cars. This increase was partially offset by the favourable impact of the change in FX.
Equipment Rents
Equipment rents expense was $51.4 million in the first quarter of 2011, an increase of $2.4 million or 4.9% from $49.0 million. The increase was primarily due to higher freight car and locomotive leasing costs in anticipation of higher demand and higher per diem payments made to foreign railways as weather conditions decreased asset velocity on our network. This was partially offset by the favourable impact of the change in FX.
Canadian Pacific • 2011 MD&A • Q1

Depreciation and Amortization
Depreciation and amortization expense was $122.3 million in the first quarter of 2011, an increase of $1.1 million, or 0.9%, from $121.2 million. The increase is primarily due to capital additions in track and roadway, partially offset by the favourable impact of the change in FX.

Purchased Services and Other
For the three months ended March 31
(in millions)	2011	2010(1)	% Change

Purchased services and other
Support and facilities	$98.2	$88.2	11.3
Track and operations	70.7	45.4	55.7
Intermodal	33.9	32.0	5.9
Equipment	7.1	15.1	(53.0)
Other	8.6	12.2	(29.5)

	218.5	192.9	13.3
Land sales	0.2	(2.4)	108.3

Total purchased services and other	$218.7	$190.5	14.8

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12, Changes in Accounting Policy).
Purchased services and other expense was $218.7 million in first-quarter 2011, an increase of $28.2 million, or 14.8% from $190.5 million. This increase was primarily due to:
•	increased IT planning and servicing costs included in support and facilities due to our higher capital technology programs;

•	higher casualty costs included in track and operations;

•	higher expenses related to adverse winter weather conditions including higher detour expenses, mostly included in support and facilities and in track and operations; and

•	higher relocation costs driven by our strategic restructuring activities included in track and operations.
This increase was partially offset by the favourable impact of the change in FX.
     10. OTHER INCOME STATEMENT ITEMS
Other Income and Charges
Other income and charges netted to an income of $0.5 million in the first quarter of 2011, compared to income of $4.9 million in 2010. The change in other income and charges was due to changes in foreign exchange on long-term debt (“FX on LTD”).
Net Interest Expense
Net interest expense was $64.2 million in the first quarter of 2011, a decrease of $2.5 million from $66.7 million. The decrease was primarily due to the favourable impact of the change in FX on U.S. dollar-denominated interest expense and the repayment of debt during 2010. The decrease was partially offset by the issuance of new debt during 2010, lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010 and lower interest capitalized on capital projects during 2011.
Income Taxes
Income tax expense was $11.8 million in the first quarter of 2011, a decrease of $32.0 million from $43.8 million in 2010. This change was mainly due to lower earnings in 2011.
The effective income tax rate for first-quarter 2011 was 25.9%, compared with an effective tax rate of 30.3% for first-quarter 2010. This change in rate is primarily due to the impact of non-taxable gains and losses on unrealized FX on LTD.
We expect an effective income tax rate in 2011 between 24% and 26% which is based on certain estimates and assumptions for the year (discussed further in Section 20, Business Risks).
Canadian Pacific • 2011 MD&A • Q1

As part of a consolidated financial strategy, CP structures its U.S. dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in U.S. subsidiaries. As a result, the tax on FX on LTD in different tax jurisdictions can vary significantly.
     11. QUARTERLY FINANCIAL DATA

For the quarter ended	2011			2010			2009
(in millions, except per share data)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30

Total revenue	$1,163.4	$1,294.3	$1,286.2	$1,234.2	$1,166.8	$1,143.2	$1,118.1	$1,031.3
Operating income	109.2	297.7	337.7	274.1	206.6	167.5	342.9	184.9
Net income	33.7	185.8	197.3	166.6	101.0	146.2	209.3	135.5

Basic earnings per share	$0.20	$1.10	$1.17	$0.99	$0.60	$0.87	$1.25	$0.81
Diluted earnings per share	$0.20	$1.09	$1.17	$0.98	$0.60	$0.87	$1.24	$0.80

Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.
Canadian Pacific • 2011 MD&A • Q1

     12. CHANGES IN ACCOUNTING POLICY
2010 Accounting Change
Rail Grinding
During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders’ equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

Changes to the Consolidated Statement of Income and Comprehensive Income	For the three months
(in millions, except per share data)	ended March 31, 2010

Depreciation and amortization	$(3.8)
Compensation and benefits	0.3
Materials	0.1
Purchased services and other	1.8

Total operating expenses	(1.6)
Income tax expense	0.4

Net income	$1.2

Basic earnings per share	$0.01
Diluted earnings per share	$0.01

Other comprehensive income	0.5
Comprehensive income	$1.7
Changes to the Consolidated Statement of Cash Flows

Net cash provided by operating activities (decrease)	$(2.2)
Net cash used in investing activities (decrease)	$(2.2)
Changes to the Consolidated Balance Sheet	As at March 31, 2010

Net properties	$(86.5)
Deferred income tax liability	(25.5)
Accumulated other comprehensive loss (income)	2.1
Retained earnings	(63.1)

2011 Accounting Change
Fair Value Measurement and Disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the financial statements.
Canadian Pacific • 2011 MD&A • Q1

     13. LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
Operating Activities
Cash provided by operating activities was $135.0 million in the first quarter of 2011, a decrease of $49.3 million from $184.3 million in the same period of 2010. This decrease was mainly due to lower earnings partially offset by favourable changes in non-cash working capital balances.
Investing Activities
Cash used in investing activities was $127.6 million in the first quarter of 2011, an increase of $45.8 million from $81.8 million in the same period of 2010. This increase was largely due to higher additions to properties.
Additions to properties (“capital programs”) in 2011 are expected to be in the range of $950 million to $1.05 billion. Planned capital programs include approximately $680 million for basic track infrastructure renewal, $200 million for volume growth and productivity initiatives and strategic network enhancements, $80 million to strengthen and upgrade information technology systems to enhance shipment visibility and information needs, and $40 million to address capital regulated by governments, principally positive train control. The top end of the range for our 2011 capital programs represents an approximate 45% increase over our expenditures on capital programs in 2010 of $726.1 million.
Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20, Business Risks for a discussion of these assumptions and other factors affecting our expectations for 2011).
Financing Activities
Cash used in financing activities was $49.0 million in the first quarter of 2011 an increase of $1.2 million from $47.8 million in the same period of 2010.
The Company also has available, as sources of financing, unused credit facilities of up to $706 million.
Debt to Total Capitalization
At March 31, 2011, our debt to total capitalization improved to 46.3%, compared with 49.5% at March 31, 2010. This decrease in 2011 was primarily due to:
•	the repayment of long-term debt in 2010;

•	an increase in equity driven by earnings during the last 12 months; and

•	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at March 31, 2011, compared with March 31, 2010.
This was partially offset by the issuance of long-term debt in 2010 and an increase in the accumulated actuarial loss of the pension plans which was recognized within “Accumulated other comprehensive loss” resulting in decreased equity.
Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Interest Coverage Ratio
Interest coverage ratio, a non-GAAP measure, is a metric used in assessing the Company’s debt servicing capabilities. It does not have a comparable GAAP measure to which it can be reconciled (discussed further in Section 14, Non-GAAP Measures). At March 31, 2011, our interest coverage ratio increased to 4.0, compared with 3.3 at March 31, 2010. This increase was primarily due to higher earnings based on the twelve month period ending March 31, 2011.
Canadian Pacific • 2011 MD&A • Q1

Calculation of Free Cash
(Reconciliation of free cash to GAAP cash position)
For the three months ended March 31 (in millions)	2011	2010(1)

Net cash provided by operating activities	$135.0	$184.3
Net cash used in investing activities	(127.6)	(81.8)
Dividends paid	(45.7)	(41.7)
Foreign exchange effect on cash and cash equivalents	(8.5)	(10.0)

Free cash(2)	(46.8)	50.8

Net cash used in financing activities, excluding dividend payment	(3.3)	(6.1)
(Decrease) increase in cash and cash equivalents, as shown on the Consolidated Statement of Cash Flows	(50.1)	44.7
Cash and cash equivalents at beginning of period	360.6	679.1

Cash and cash equivalents at end of period	$310.5	$723.8

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12, Changes in Accounting Policy).

(2)	Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.
There was negative free cash of $46.8 million in the first quarter of 2011, compared with positive free cash of $50.8 million in the same period of 2010. This decrease in free cash was primarily due to lower earnings and higher additions to properties, offset in part by favourable changes in non-cash working capital balances.
Free cash is affected by the seasonal fluctuations discussed in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions in the first quarter of 2011 were $133.2 million, $42.4 million higher than in the same period of 2010. Our 2011 capital programs are discussed further above.
     14. NON-GAAP MEASURES
We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources.
Interest Coverage Ratio
Interest coverage ratio, a non-GAAP measure, is used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes adjusted earnings before interest and taxes (“adjusted EBIT”), a non-GAAP measure, which can be calculated as operating income less other income and charges, before other specified items. The ratio is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.
Income, before other specified items, or adjusted earnings, provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of
Canadian Pacific • 2011 MD&A • Q1

our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before other specified items is also referred to as adjusted diluted EPS.
Adjusted operating income is calculated as operating income less other specified operating expenses. This provides a measure of the profitability of the railway on an ongoing basis as it excludes other specified items. Adjusted operating expenses is calculated as operating expenses less other specified operating expenses that do not typify normal business activities. There were no such adjustments for the three months ended March 31, 2011 and March 31, 2010. Adjusted operating ratio is calculated as adjusted operating expenses divided by revenues. This provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes certain other specified items.
Other Specified Items
Other specified items are material transactions that may include, but are not limited to, gains and losses on non-routine sales of assets, unusual income tax adjustments, restructuring and asset impairment charges, and other items that do not typify normal business activities. There were no other specified items included in net income for the first quarters of 2011 and 2010.
     15. BALANCE SHEET
Tandem Share Appreciation Rights
As a result of changes to Canadian tax legislation which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding share appreciation rights (“SAR”) and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.
Assets
Assets totaled $13,523.3 million at March 31, 2011, compared with $13,675.9 million at December 31, 2010. The decrease in assets in the first quarter of 2011 reflected the reductions in “Cash and cash equivalents”, “Deferred income taxes” resulting from lower net income reducing the amount of income tax assets that CP expects to be able to benefit in the current year as well as the net impact of the cancellation of SARs in Canada and a reduction in “Net properties” due to the unfavourable impact of the strengthening of the Canadian dollar on U.S. dollar-denominated assets.
These decreases were partially offset by an increase in “Accounts receivable, net” mostly reflecting increased billings.
Total Liabilities
Our total liabilities were $8,622.6 million at March 31, 2011, compared with $8,851.2 million at December 31, 2010. The decrease reflected reductions in “Long-term debt” due to the favourable impact of the strengthening Canadian dollar on U.S. dollar-denominated debt, “Pension and other benefit liabilities” as a result of higher expected return on plan assets compared to interest cost, “Other long-term liabilities” due to the reclassification of the liability related to certain SARs and “Deferred income taxes” as a result of the expected reduction in the amount of income tax assets that CP expects to benefit in the current year.
Equity
At March 31, 2011, our Consolidated Balance Sheet reflected $4,900.7 million in equity, compared with an equity balance of $4,824.7 million at December 31, 2010. This increase in equity was primarily due to the reclassification to equity of the fair value of the liability related to cancelled SARs.
Share Capital
At April 21, 2011, 169,378,644 Common Shares and no Preferred Shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 21, 2011, 7.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 0.4 million Common Shares have been reserved for issuance of future options.
Canadian Pacific • 2011 MD&A • Q1

Dividends
On February 24, 2011, our Board of Directors declared a quarterly dividend of $0.2700 per share (2010 — $0.2475 per share) on the outstanding Common Shares. The dividend is payable on April 25, 2011 to holders of record at the close of business on March 25, 2011.
     16. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2010, except as described below:
Interest Rate Management
Interest Rate Swaps
During the three months ended March 31, 2011, the Company amortized $1.6 million (three months ended March 31, 2010 — $1.1 million) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in the three months ended September 30, 2010 and three months ended June 30, 2009. The gains were deferred as a fair value adjustment to the underlying debts that were hedged and will be amortized to “Net interest expense” until such time the debts are repaid through May 2013.
At March 31, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.
Treasury Rate Locks
At March 31, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $22.2 million (December 31, 2010 — $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Net interest expense” and “Other comprehensive income” of $0.1 million for the three months ended March 31, 2011 (three months ended March 31, 2010 — $0.1 million).
Net Investment Hedge
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar-denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. dollar-denominated debt maturities.
Foreign Exchange Forward on Long-term Debt
At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101.4 million of its 5.75% Notes due in May 2013 and US$125.0 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During the three months ended March 31, 2011, the Company recorded an unrealized FX loss on long-term debt of $4.0 million in “Other income and charges” and $0.3 million in “Other comprehensive income” in relation to these derivatives. During this period the underlying debt which these derivatives are designated to hedge benefited largely from an equal and offsetting unrealized FX gain on long-term debt also recorded in “Other income and charges”. At March 31, 2011, the unrealized loss derived from these FX forwards was $5.9 million (December 31, 2010 — $1.6 million) which was included in “Other long-term liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” of $1.4 million (December 31, 2010 — $1.1 million), and “Retained earnings” of $4.5 million (December 31, 2010 — $0.5 million) on the Consolidated Balance Sheet.
Canadian Pacific • 2011 MD&A • Q1

At March 31, 2010, the Company had FX forward contracts of US$70 million to fix the exchange rate on its 6.25% Notes due in October 2011. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred. During the three months ended March 31, 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $1.9 million in “Other income and charges”. At March 31, 2010, the unrealized loss derived from these FX forwards was $1.7 million which was included in “Other long-term liabilities”. This derivative was subsequently unwound during the three months ended June 30, 2010, for total proceeds of $0.2 million.
Fuel Price Management
Energy Futures
At March 31, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.2 million US gallons during the period April 2011 to March 2012 at an average price of US$2.56 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At March 31, 2011, the unrealized gain on these futures contracts was $7.9 million (December 31, 2010 — $4.1 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet.
The impact of settled commodity swaps decreased “Fuel” expense for the three months ended March 31, 2011, by $3.4 million (three months ended March 31, 2010 — $0.9 million) as a result of realized gains on diesel swaps.
For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
Stock-Based Compensation Expense Management
Total Return Swaps (“TRS”)
The Company entered into a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: Tandem share appreciation rights, deferred share units and restricted share units. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. CP has reduced the size of the TRS program to reflect the cancellation of SARs in Canada.
“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net loss on these swaps of $0.7 million for the three months ended March 31, 2011, which was inclusive of both realized gains and unrealized losses (three months ended March 31, 2010 — unrealized gain of $0.8 million). During the three months ended March 31, 2011, CP unwound a portion of the program for total proceeds of $0.3 million. At March 31, 2011, the unrealized loss on the remaining TRS of $7.0 million (December 31, 2010 — $6.0 million) was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheet.
     17. OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2010 remains substantially unchanged, except as updated as follows:
Guarantees
At March 31, 2011, the Company had residual value guarantees on operating lease commitments of $160.1 million (2010 — $163.5 million). The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2011, these accruals amounted to $6.8 million, (2010 — $9.1 million).
Canadian Pacific • 2011 MD&A • Q1

     18. CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At March 31, 2011 Payments due by period
(in millions)	Total	Remainder of 2011	2012 & 2013	2014 & 2015	2016 & beyond

Contractual Commitments
Long-term debt	$3,951.3	$260.3	$176.3	$159.1	$3,355.6
Capital lease	277.7	3.6	16.7	130.5	126.9
Operating lease(1)	781.2	101.2	238.6	157.3	284.1
Supplier purchase	1,419.5	182.6	229.2	254.3	753.4
Other long-term liabilities(2)	740.9	74.7	155.7	137.6	372.9

Total contractual commitments	$7,170.6	$622.4	$816.5	$838.8	$4,892.9

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $160.1 million (discussed further in Section 17, Off-Balance Sheet Arrangements) are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and certain other long-term liabilities. Future payments for pension benefits and stock-based compensation liabilities are not included as these may vary as a result of future changes in underlying assumptions used to calculate these liabilities. Pension payments are discussed further in Section 19, Future Trends and Commitments. In addition, deferred income tax liabilities are excluded as these may vary according to changes in tax rates, tax regulations and the operating results of the Company. Deferred income taxes are further discussed in Section 21, Critical Accounting Estimates.
     19. FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2010 remains substantially unchanged, except as updated as follows:
Change in Executive Officer
On April 1, 2011, Mr. Ed Harris retired as Executive Vice-President and Chief Operations Officer and Mr. Michael Franczak was appointed Executive Vice-President Operations. Mr. Harris will act as an advisor to Mr. Franczak through 2011. Mr. Franczak will report to the President and Chief Executive Officer and will assume responsibility for operations activity across Canadian Pacific’s North American network.
Stock Price
The market value of our Common Shares decreased $2.30 per share on the Toronto Stock Exchange in the first quarter of 2011 (from $64.62 to $62.32). The market value of our Common Shares increased $0.45 per share on the Toronto Stock Exchange in the first quarter of 2010 (from $56.79 to $57.24). These changes in share price contributed to increases/decreases in the value of our outstanding stock-based compensation.
Environmental
Cash payments related to our environmental remediation program (described in Section 21, Critical Accounting Estimates) totaled $1.5 million in the first quarter of 2011, compared with $0.7 million in 2010. Cash payments for environmental initiatives are estimated to be approximately $15 million for the remainder of 2011, $16 million in 2012, $12 million in 2013 and a total of approximately $62 million over the remaining years through 2021, which will be paid in decreasing amounts. All payments will be funded from general operations.
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
Canadian Pacific • 2011 MD&A • Q1

Certain Other Financial Commitments

At March 31, 2011
Amount of commitment per period
(in millions)	Total	Remainder of 2011	2012 & 2013	2014 & 2015	2016 & beyond

Commitments
Letters of credit	$357.2	$356.3	$0.9	$—	$—
Capital commitments	375.8	336.3	38.6	0.1	0.8

Total commitments	$733.0	$692.6	$39.5	$0.1	$0.8

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.
Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs and the acquisition of new locomotives. Payments for these commitments are due in 2011 through 2028. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $85 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 43% and 49% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $23.0 million to the defined benefit pension plans in the first quarter of 2011, compared with $18.7 million in the same period of 2010.
We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in 2011, and in the range of $125 million to $175 million in each of the subsequent four years. These estimates reflect the Company’s intentions with respect to the rate at which the Company will apply the $500 million and $650 million voluntary prepayments made in December 2009 and September 2010 against contribution requirements in 2011 and subsequent years. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.
Canadian Pacific • 2011 MD&A • Q1

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 and September 2010 voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.
Restructuring
Cash payments related to severance under all restructuring initiatives totaled $6.6 million during the first quarter of 2011, compared with $4.9 million in 2010. Cash payments for restructuring initiatives are estimated to be approximately $22 million for the remainder of 2011, $15 million in 2012, $12 million in 2013, and a total of approximately $26 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
     20. BUSINESS RISKS
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
Competition
We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results.
To mitigate competition risk, our strategies include:
•	creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through IOP to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.
Liquidity
CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $357 million was committed for letters of credit and $588 million was available on March 31, 2011. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $118 million, of which $118 million of this facility was available on March 31, 2011 and is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At March 31, 2011, the Company satisfied the thresholds stipulated in both financial covenants.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
Canadian Pacific • 2011 MD&A • Q1

Regulatory Authorities
Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.
The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The CTA regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.
Transport Canada regulates safety-related aspects of our railway operations in Canada. On March 26, 2011, Canadian Parliament was dissolved for an election scheduled for May 2, 2011. As a result, all outstanding business before the House of Commons, including Bill C-33 (an Act to amend the Railway Safety Act and make consequential amendments to the Canada Transportation Act) expired on the Order Paper. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.
On August 12, 2008 the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review is focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released the final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. The Company will work with the government on these initiatives. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operation.
The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015 (discussed further below); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.
The STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.
The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight and has scheduled a hearing on rail competition. The industry and CP will participate.
The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act which was the subject of discussions with shippers and the rail industry during the last Congress. It is too soon to know whether the hearings or the reintroduced Surface Transportation Board Reauthorization Act will result in further proceedings and regulatory changes.
The railroad industry in the U.S., shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted, or if in the event any such Bill is enacted, whether it would have a material impact on the Company’s financial condition and results of operations.
Canadian Pacific • 2011 MD&A • Q1

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada.
Security
We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.
Positive Train Control
In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million. As at March 31, 2011, total expenditures related to PTC are approximately $16 million.
Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At March 31, 2011, approximately 79% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all bargaining units that represent our employees in Canada and 15 of 32 bargaining units that represent employees in our U.S. operations.
Canada
We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with all seven bargaining units. On February 5, 2011, CP and the Canadian Autoworkers union, representing shop maintenance workers (“CAW”) announced that a tentative contract settlement was reached;
Canadian Pacific • 2011 MD&A • Q1

the Memorandum of Settlement was sent to the union membership for ratification. The agreement was ratified by the CAW membership on February 24, 2011. Two agreements expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) representing running trades employees and the TCRC-Rail Canada Traffic Controllers representing rail traffic controllers). Four agreements expire at the end of 2012: Canadian Pacific Police Association, United Steelworkers representing clerical workers, TCRC-Maintenance of Way Employees Division representing track maintenance employees and the International Brotherhood of Electrical Workers representing signals employees. The agreement with the CAW expires at the end of 2014.
U.S.
We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and two bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E signal and communications workers, a bargaining unit to represent track maintainers and a bargaining unit to represent mechanics.
Soo Line agreements with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations.
D&H has settled contracts for the last round of negotiations with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors. For the 2010 round of negotiations, D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.
DM&E currently has an agreement in place with two bargaining units that extend to the end of 2013 and cover all DM&E engineers and conductors. Negotiations on the first contract to cover signal and communications workers, track maintainers and mechanics continue in the second quarter of 2011.
Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
Canadian Pacific • 2011 MD&A • Q1

Financial Risks
Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $650 million in September 2010 and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.
Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16, Financial Instruments). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10 — 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5-7% of the next 12 months’ fuel consumption and 8-10% of the next quarter’s fuel consumption hedged.
Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16, Financial Instruments.
Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.
General and Other Risks
Transportation of Hazardous Materials
Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard (“TIH”) commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.
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Supply Chain Disruptions
The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.
Reliance on Technology and Technological Improvements
Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity.
Severe Weather
We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations and financial condition as was experienced in the first quarter 2011.
General Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:
•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.
The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.
     21. CRITICAL ACCOUNTING ESTIMATES
To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.
Canadian Pacific • 2011 MD&A • Q1

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
Environmental Liabilities
At March 31, 2011, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $104.6 million, of which the long-term portion amounting to $88.4 million was included in “Other long-term liabilities” and the short-term portion amounting to $16.2 million, was included in “Accounts payable and accrued liabilities”. Total payments were $1.5 million in the first quarter of 2011 and $0.7 million in the same period of 2010. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $2.0 million in first-quarter 2011 and $3.0 million in first-quarter 2010.
Pensions and Other Benefits
We included pension benefit liabilities of $622.2 million in “Pension and other benefit liabilities” on our March 31, 2011 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $347.3 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $22.7 million in “Accounts payable and accrued liabilities” on our March 31, 2011 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed below, in Legal and Personal Injury Liabilities.
Net periodic benefit costs for pensions and post-retirement benefits were included in “Compensation and benefits” on our March 31, 2011 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $19.8 million in the first quarter of 2011, compared with $17.5 million in the same period of 2010.
Net periodic benefit costs for pensions were $13.0 million in the first quarter of 2011, compared with $10.1 million in the same period of 2010. The portion of this related to defined benefit pensions was $11.5 million in the first quarter of 2011, compared with $9.2 million in the same period of 2010, and the portion related to defined contribution pensions (equal to contributions) was $1.5 million for the first quarter of 2011, compared with $0.9 million for the same period of 2010. Net periodic benefit costs for post-retirement benefits were $6.8 million in the first quarter of 2011, compared with $7.4 million in the same period of 2010.
Property, Plant and Equipment
At March 31, 2011, accumulated depreciation was $5,683.7 million. Depreciation expense relating to properties amounted to $122.3 million in the first quarter of 2011, compared with $121.2 million in 2010.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5% annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Deferred Income Taxes
A deferred income tax expense of $7.9 million was included in total income tax expense for the first quarter of 2011, compared with a deferred income tax expense of $41.5 million in 2010. This change in deferred income tax was primarily due to higher net income in 2010. At March 31, 2011, deferred income tax liabilities of $1,882.5 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $140.9 million realizable within one year were recorded as a current asset.
Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” expense, amounted to $18.1 million the first quarter of 2011, compared with $10.0 million in the first quarter of 2010.
Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $166.5 million, net of insurance recoveries, at March 31, 2011. The total accrual included $99.8 million in “Pension and other benefit liabilities”, $12.6 million in “Other long-term liabilities” and $55.1
Canadian Pacific • 2011 MD&A • Q1

million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Other assets” and $0.2 million in “Accounts receivable, net”.
Long-term Floating Rate Notes
At March 31, 2011 and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $117.0 million, and carrying values of $71.3 million and $69.5 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.
At March 31, 2011 and December 31, 2010 the Company held long-term floating rate notes with settlement values, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion and other minor changes in assumptions have resulted in a gain of $1.8 million in the three months ended March 31, 2011 (three months ended March 31, 2010 — gain of $2.5 million) which was reported in “Other income and charges”. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modeled at March 31, 2011 and December 31, 2010, respectively, are:

Long-term floating rate notes	March 31, 2011	December 31, 2010

Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	7.4%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/2 to 6 years	Approximately 6 years

Credit losses	MAV 2 eligible asset notes: nil to 100%	MAV 2 eligible asset notes: 1% to 100%

	MAV 3 Class 9 TA Tracking notes: nil	MAV 3 Class 9 TA Tracking notes: 1%

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near term earnings.
Goodwill and Intangible Assets
As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s operations in the U.S., as a result the related goodwill is now allocated to CP’s U.S. reporting unit (“CP U.S.”). Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. CP also monitors the fair value of the related reporting unit for potential impairment during the year and there was no indication of potential impairment for the first quarter of 2011. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 40% and that no impairment was required in 2010.
The impairment test was performed primarily using an income approach based on discounted cash flows, in which discount rates of 8.50% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5% to 6%. The valuation used revenue growth projections ranging from 4.3% to 7.1% annually. A change in the long term growth rate of 0.25% would change the valuation by 2% to 3%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the
Canadian Pacific • 2011 MD&A • Q1

income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.
The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at March 31, 2011 goodwill was $142.9 million ($146.6 million as at December 31, 2010).
Intangible assets of $41.8 million ($43.2 million as at December 31, 2010), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.
     22. SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
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     23. GLOSSARY OF TERMS
Average active employees — expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.
Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.
Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.
Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.
Carloads: Revenue-generating shipments of containers, trailers and freight cars.
Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.
CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.
CPRL: Canadian Pacific Railway Limited.
D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.
DM&E: Dakota, Minnesota & Eastern Railroad Corporation.
FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.
FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.
FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.
Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.
Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.
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FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).
GAAP: Accounting principles generally accepted in the United States.
GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.
IOP: Integrated Operating Plan, the foundation for our scheduled railway operations.
Operating income: Calculated as revenues less operating expenses and is a common measure of profitability used by management.
Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.
RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.
Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.
STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.
U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.
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Suite 500 Gulf Canada Square
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www.cpr.ca   TSX/NYSE: CP

CANADIAN PACIFIC
DRIVING THE DIGITAL RAILWAY »

Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2011 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended March 31, 2011

Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	4.1x

After foreign exchange on long-term debt (2) (3)	4.1x

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $279.8 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2011. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended March 31, 2011, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.7x and 3.7x, respectively.